UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER Legion Partners Asset Management, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	STEVEN E. LITT 4010 Capital, LLC 48 Brookridge Drive Greenwich, CT 06830 646-863-8024

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.68%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,020
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

33,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. VIII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		268,427
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

268,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.35%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Steven E. Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 371532102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special VIII and 4010 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 732,087 Shares owned directly by Legion Partners I is approximately $21,149,941, including brokerage commissions. The aggregate purchase price of the 33,020 Shares owned directly by Legion Partners II is approximately $937,435, including brokerage commissions. The aggregate purchase price of the 268,427 Shares owned directly by Legion Partners Special VIII is approximately $8,440,323, including brokerage commissions. The aggregate purchase price of the 35,000 Shares beneficially owned by 4010 Partners is approximately $1,043,129, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated in its entirety as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 19,913,201 Shares outstanding as of November 24, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2017.

A.	Legion Partners I
(a)	As of the close of business on January 23, 2018, Legion Partners I beneficially owned 732,087 Shares.

Percentage: Approximately 3.68%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 732,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 732,087

(c)	The transactions in the Shares by Legion Partners I since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on January 23, 2018, Legion Partners I beneficially owned 33,020 Shares.

Percentage: Less than 1.0%

14

CUSIP NO. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,020
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,020

(c)	The transactions in the Shares by Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special VIII
(a)	As of the close of business on January 23, 2018, Legion Partners Special VIII beneficially owned 268,427 Shares.

Percentage: Approximately 1.35%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 268,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 268,427

(c)	The transactions in the Shares by Legion Partners Special VIII since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, Legion Partners, LLC may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

15

CUSIP NO. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

(c)

None of Messrs. Kiper or White have entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

16

CUSIP NO. 371532102

H.	4010 Partners
(a)	As of the close of business on January 23, 2018, 4010 Partners beneficially owned 35,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	The transactions in the Shares by 4010 Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	4010 General Partner
(a)	As of the general partner of 4010 Partners, 4010 General Partner may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	4010 General Partner has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by 4010 Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	4010 Capital
(a)	As of the investment manager to 4010 Partners, 4010 Capital may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	4010 Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by 4010 Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Mr. Litt
(a)	As of the managing member of 4010 General Partner, Mr. Litt may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

17

CUSIP NO. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	Mr. Litt has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by 4010 Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 19, 2018, put options sold short by Legion Partners I referencing an aggregate of 231,400 Shares, which had an exercise price of $25.00 per Share, expired unexercised, put options sold short by Legion Partners I referencing an aggregate of 124,300 Shares, which had an exercise price of $30.00 per Share, expired unexercised, put options sold short by Legion Partners I referencing an aggregate of 21,700 Shares, which had an exercise price of $35.00 per Share, expired unexercised, put options sold short by Legion Partners II referencing an aggregate of 10,600 Shares, which had an exercise price of $25.00 per Share, expired unexercised, put options sold short by Legion Partners II referencing an aggregate of 6,100 Shares, which had an exercise price of $30.00 per Share, expired unexercised, put options sold short by Legion Partners II referencing an aggregate of 400 Shares, which had an exercise price of $35.00 per Share, expired unexercised, and put options referencing an aggregate of 18,400 Shares sold short by Legion Partners Special VIII, which had an exercise price of $35.00 per Share, expired unexercised, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Legion Partners I has sold short in over-the-counter market American-style put options referencing an aggregate of 103,600 Shares, which have an exercise price of $35.00 and expire on March 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Legion Partners II has sold short in over-the-counter market American-style put options referencing an aggregate of 4,100 Shares, which have an exercise price of $35.00 and expire on March 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Legion Partners Special VIII has sold short in over-the-counter market American-style put options referencing an aggregate of 11,800 Shares, which have an exercise price of $35.00 and expire on March 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

On January 19, 2018, 4010 Partners exercised over-the-counter market American-style call options referencing an aggregate of 16,000 Shares, as further detailed on Schedule A hereto, which is incorporated by reference herein.

18

CUSIP NO. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. VIII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

19

CUSIP NO. 371532102

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

20

CUSIP NO. 371532102

4010 Partners, LP

By:	4010 General Partner, LLC, its General Partner

By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 General Partner, LLC

By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 Capital, LLC

By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

/s/ Steven E. Litt
Steven E. Litt

21

CUSIP NO. 371532102

SCHEDULE A

Transaction in the Shares Since the Filing of the Schedule 13D

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. I

Sale of March 2017 Put Option ($35.00)[1]	01/22/2018	(137)	2.4900
Sale of March 2017 Put Option ($35.00)[1]	01/23/2018	(899)	2.6500

Legion Partners, L.P. II

Sale of March 2017 Put Option ($35.00)[1]	01/22/2018	(5)	2.4900
Sale of March 2017 Put Option ($35.00)[1]	01/23/2018	(36)	2.6500

Legion Partners SPECIAL OPPORTUNITIES, L.P. VIII

Sale of March 2017 Put Option ($35.00)[1]	01/22/2018	(16)	2.4900
Sale of March 2017 Put Option ($35.00)[1]	01/23/2018	(102)	2.6500

4010 Partners, LP

Sale of January 2018 Call Option ($35.00) [2]	01/17/2018	(30)	.9900
Purchase of Common Stock[3]	01/19/2018	10,000	35.0000
Purchase of Common Stock[3]	01/19/2018	4,000	30.0000
Purchase of Common Stock[3]	01/19/2018	2,000	20.0000
Sale of Common Stock	01/22/2018	(1,500)	36.5000

____________________

1 Represents American-style put option sold short in the over-the-counter market with an expiration date of March 16, 2018.

2 Represents American-style call option sold in the over-the-counter market with an expiration date of January 19, 2018.

3 Represents exercise of American-style call option.